EXHIBIT 99.1

Colliers Announces Voting Results

TORONTO, April 05, 2023 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (TSX: CIGI; NASDAQ: CIGI) (“Colliers” or the “Company”) today announced that at its annual meeting of shareholders held virtually on April 5, 2023, the ten director nominees listed in Colliers’ management information circular dated February 16, 2023 (the “Circular”) were elected as directors of Colliers. Directors have been elected to serve until the close of the next annual meeting of shareholders. The detailed results of the vote are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Peter F. Cohen	55,969,064	89.14%	6,819,315	10.86%
John (Jack) P. Curtin, Jr.	55,479,340	88.36%	7,309,039	11.64%
Christopher Galvin	61,953,383	98.67%	834,996	1.33%
P. Jane Gavan	49,149,598	78.28%	13,638,781	21.72%
Stephen J. Harper	61,270,740	97.58%	1,517,639	2.42%
Jay S. Hennick	61,268,705	97.58%	1,519,674	2.42%
Katherine M. Lee	57,379,543	91.39%	5,408,836	8.61%
Poonam Puri	58,576,010	93.29%	4,212,369	6.71%
Benjamin F. Stein	57,442,677	91.49%	5,345,702	8.51%
L. Frederick Sutherland	61,331,803	97.68%	1,456,576	2.32%

In addition, shareholders approved: (a) the appointment of PricewaterhouseCoopers LLP as the auditor of Colliers for the ensuing year; and (b) a non-binding advisory resolution approving Colliers’ approach to executive compensation, in each case as disclosed in the Circular.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 65 countries, our 18,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 28 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.5 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer
(416) 960-9500